Exhibit 12.2

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(millions of dollars)

			Years Ended December 31,
	Nine Months Ended September 30, 2007	Twelve Months Ended September 30, 2007	2006	2005	2004	2003	2002
Earnings, as defined:
Earnings from continuing operations before income taxes and minority interests in consolidated subsidiaries	$783	$929	$762	$754	$929	$875	$1,248
Fixed charges included in the determination of net income	245	326	313	333	258	309	301

Total earnings, as defined	$1,028	$1,255	$1,075	$1,087	$1,187	$1,184	$1,549

Fixed charges, as defined:
Interest charges	$241	$321	$311	$329	$256	$318	$308
Preference security dividend requirements of consolidated subsidiaries	19	25	25	25	25	25	25
Rental interest factor	8	12	11	10	9	10	10

Total fixed charges, as defined	$268	$358	$347	$364	$290	$353	$343

Ratio of Earnings to Fixed Charges and Preferred Dividends	3.84	3.51	3.10	2.99	4.09	3.35	4.52